Exhibit 99.6

PINETREE CAPITAL LTD. ACQUIRES SECURITIES OF CREAM MINERALS LTD.

TORONTO, Canada (December 23, 2010) Pinetree Capital Ltd. (TSX: PNP), announces that on December 22, 2010, it acquired ownership of 5,000,000 common shares (“Common Shares”) and 5,000,000 common share purchase warrants (the “Warrants”) of Cream Minerals Ltd. (“Cream”).  Each Warrant entitles the holder thereof to acquire one additional common share at a price of $0.24 until December 21, 2012.  In the event that the Warrants are fully exercised, these holdings represent approximately 7.0% of the total issued and outstanding common shares of Cream as of December 22, 2010, calculated on a partially diluted basis assuming the exercise of the Warrants only.  As a result of this transaction, Pinetree held, as at December 22, 2010, an aggregate of 16,000,000 common shares of Cream, including the Common Shares, and rights to acquire an additional 7,000,000 common shares of Cream upon exercise of certain convertible securities, including the Warrants (the “Convertible Securities”).   In the event that the Convertible Securities are fully exercised, the holdings of Pinetree represents a total of 23,000,000 common shares of Cream, or approximately 15.9% of all issued and outstanding common shares as at December 22, 2010, calculated on a partially diluted basis assuming the exercise of the Convertible Securities only.

This transaction was made for investment purposes and Pinetree could increase or decrease its investment in Cream depending on market conditions or any other relevant factor.

About Pinetree

Pinetree Capital Ltd. ("Pinetree") was incorporated under the laws of the Province of Ontario and its shares are publicly-traded on the Toronto Stock Exchange (“TSX”) under the symbol “PNP”.  Pinetree is a diversified investment and merchant banking firm focused on the small cap market.  Pinetree’s investments are primarily in the resources sector: Uranium and Coal, Oil & Gas, Precious Metals, Base Metals and Potash, Lithium and Rare Earths.  Pinetree’s investment approach is to develop a macro view of a sector, build a position consistent with the view by identifying micro-cap opportunities within that sector, and devise an exit strategy designed to maximize our relative return in light of changing fundamentals and opportunities.

For more details about Pinetree and its investments, please visit our website at www.pinetreecapital.com

Investor Relations:

Sheldon Inwentash

Richard Patricio

Chairman & CEO

Vice President, Legal and Corporate Affairs

Pinetree Capital Ltd.

Pinetree Capital Ltd.

130 King Street West, Suite 2500

130 King Street West, Suite 250

Toronto, Ontario, Canada, M5X 1A9

Toronto, Ontario, Canada, M5X 1A9

Website: www.pinetreecapital.com

Phone: 416-941-9600

Email: ir@pinetreecapital.com

Website: www.pinetreecapital.com